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EXHIBIT 12.1

TENET HEALTHCARE CORPORATION

STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

									FOR THE SIX MONTHS ENDED June 30
						Year Ended December 31,
	Year Ended May 31,
					Seven Months Ended Dec 31, 2002
	1999	2000	2001	2002		2002	2003		2003	2004
Income from continuing operations before income taxes	$98	$147	$556	$680	$656	$1,143	$(1,396)		$(46)	$(344)
Less: Equity in earnings of unconsolidated affiliates	(3)	9	4	7	3	7	16		3	10
Minority interests	(3)	(15)	(6)	(24)	(10)	(21)	(21)		(15)	(5)
Add:
Cash dividends received from unconsolidated affiliates	4	3	4	4	2	3	4		2	2
Portion of rents representative of interest	67	65	51	53	31	53	55		27	29
Interest, net of capitalized portion	482	477	452	324	144	261	294		146	150
Amortization of previously capitalized interest	5	6	6	7	4	7	7		3	4

Earnings (loss), as adjusted	662	704	1,071	1,085	844	1,481	(1,031	)(1)	144	(164	)(1)

Fixed charges:
Interest, net of capitalized portion	482	477	452	324	144	261	294		146	150
Capitalized interest	20	29	8	9	4	8	12		5	6
Portion of rents representative of interest	67	65	51	53	31	53	55		27	29

Total fixed charges	$569	$571	$511	$386	$179	$322	$361		$178	$185

Ratio of earnings to fixed charges:	1.2	1.2	2.1	2.8	4.7	4.6	(2.9)		0.8	(0.9)

(1)
Earnings (loss), as adjusted, were insufficient to cover fixed charges for the year ended December 31, 2003 and the six-months ended June 30, 2004 by $1,392 and $349, respectively, to provide a one-to-one ratio.

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TENET HEALTHCARE CORPORATION STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)